BadgerMeter,Inc.
4545 W. Brown Deer Road
Milwaukee, Wisconsin 53223
P.O. Box 245036
Milwaukee, WI 53224-9536 (414) 355-0400
Via EDGAR and Overnight Mail
November 17, 2010
Mr. Brian Cascio
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Badger Meter, Inc. Form 10-K for the fiscal year ended December 31, 2009 Filed February 23, 2010 File No. 000-09092
Dear Mr. Cascio:
This is in response to your follow-up letter of November 10, 2010, in which you requested responses to additional questions related to your review of the Form 10-K referenced above. To aid in your review of our response, we have repeated your comments (in bold italics) before each response (in regular type). In this letter, “we” or “the Company” refers to Badger Meter, Inc., and its management generally.
Form 10-K for the fiscal year ended December 31, 2009
1.	In your next response letter, please provide, in writing from management, the three bullet-pointed acknowledgements (i.e., Tandy language) requested at the end of our comment letter dated September 29, 2010.

Response: In response to the comment of the Staff (the “Staff”), of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letters dated September 29, 2010, and November 10, 2010, with respect to the above-referenced filing (the “Filing”), we hereby acknowledge that:
1.	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing.

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing.

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Notes to Consolidated Financial Statements, page 30
Note 7, Employee Benefit Plans, page 35
2.	We acknowledge your response to our prior comment 8. With regard to disclosure of the details of the equity securities holdings, we see your existing disclosure on page 37 of Form 10-K. However, consistent with the implementation guidance and illustrations in FASB ASC 715-20-55-17 and with a view toward providing investors an understanding of the nature and risks of assets in your current plans, in future filings please include a more comprehensive description of your equity securities specifying the amount of investment by industry type, company size or investment objective.

Response: In future filings, the Company will include a more comprehensive description of its equity securities specifying the amount of investment by industry type, company size, or investment objective.
Item 11, Executive Compensation, page 46
3.	Your response to prior comment 12 appears to describe your general methodology for determining long-term compensation, not how you arrived at the specific long-term compensation awards to your named executive officers, including the impact their performance had on the amounts and mix of the awards and the reasons for any differences in the mix you mention. Please revise future filings, as applicable.

Response: In future filings, the Company will include a discussion of how it arrived at the specific long-term compensation awards to its named executive officers, including a discussion on the impact their performance had on the amounts and mix of the awards and the reasons for any differences in the mix. With respect to individual performance, we note our disclosure on page 13 of the 2010 proxy, where we state that “for those compensation components where individual performance is a consideration, individual performance is considered in a general way and may only result in minor adjustments to compensation levels. The disclosure will be similar to the following (this disclosure is based on the Company’s 2009 disclosure, and explains the process used for 2009, as requested by the Staff; this disclosure will be updated for the specific circumstances of the year in which disclosure is being made):

“In 2009, long-term incentive compensation for each of the named executive officers was comprised of 39.7% restricted stock awards, 31.3% stock option awards and 29.0% cash bonus. This mix is intended to provide balance between performance-oriented long-term incentive vehicles (stock options and cash bonus) and retention-oriented long-term incentive vehicles (restricted stock). We believe that the granting of company stock options and the use of cash bonus tied to an extended performance period serve to encourage the executive officers to direct efforts that will ultimately lead to an increase in shareholder value over the long-term. We believe that the granting of restricted stock serves to encourage our executive officers to direct efforts to increase shareholder value.

In determining the amount of incentive compensation to be awarded to each named executive officer, we consider the mix of long-term incentives provided by the companies in the competitive market data supplied by the compensation consultant as a guidepost, but we primarily structure the long-term incentive mix based on our compensation objectives. Specifically, the nature and amount of the long-term incentive compensation awarded to each of the named executive officers in 2009 was based primarily on our desire to ensure that executive compensation is tied to our performance, with an appropriate balance focused on our long-term versus short-term performance. The mix of the long-term incentive awards was substantially the same for each of the named executive officers. Furthermore, the individual performance of each named executive officer was only considered in a general way, with the Compensation and Corporate Governance Committee determining that the performance of each of the named executive officers was satisfactory. As a result, in 2009 the individual performance of a named executive officer did not result in any significant adjustments to nature or amount of the long-term incentive compensation awarded to such named executive officer.”
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As requested, this response will be filed via the EDGAR system. If you have any further questions, you may call me at (414) 371-5705.
Sincerely,

BADGER METER, INC.

/s/ Richard E. Johnson

Richard E. Johnson
Sr. Vice President-Finance/
Chief Financial Officer

cc:	Leigh Ann Schultz Aslynn Hogue Martin James Geoffrey Kruczek U.S. Securities and Exchange Commission